Exhibit 99.1



Alcon



Third Quarter 2010 Webcast

October 21, 2010

Safe Harbor Statement

This presentation, made on October 21, 2010, includes forward-looking statements based on current expectations and Alcon does not undertake the obligation to update the forward-looking information or statements. These expectations could differ materially from actual results and are subject to a number of uncertainties and risks as detailed in the company's form 20-F filed with the SEC on March 16, 2010.

In addition, this presentation may include several financial measures, to assist in better understanding our business, that are not prepared in accordance with generally accepted accounting principles (GAAP). These non-GAAP financial measures will be reconciled at the end of this presentation or in associated public information filed with the SEC.

Reports noted above are available on our website at www.alcon.com in the "Investors and Media" section. For further information contact the Alcon Investor Relations Department at (817) 551-8805.

Business Overview

Kevin Buehler

President and Chief Executive Officer

Alcon®

Strong, Consistent Performance

Strong top-line sales growth

- Q3 2010 organic growth of 8.7% (+9.0% reported)
- YTD 2010 organic growth of 9.9% (+12.2% reported)

Solid financial performance

- Operating income
  - Q3 2010 adjusted growth of 8.7% (-14.4% reported)
  - YTD 2010 adjusted growth of 15.7% (+10.2% reported)
- Net income
  - Q3 2010 adjusted growth of 8.5% (-13.4% reported)
  - YTD 2010 adjusted growth of 16.1% (+9.0% reported)

Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth are provided at the end of this presentation.

Adjusted operating income and diluted EPS measure the results of the company's operations without certain items that pertain only to the period presented. Management believes these measures are an important measure of the company's operations because they provide investors with a clearer picture of the core operations of the company. These measures are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Delivering Sustainable Organic Growth

Global Organic Sales Growth by Quarter

2010 Year-to-date organic growth of 9.9%
(+12.2% reported)



12.0%
8.0%
4.0%
0.0%
4.8%
3.3%
9.0%
8.5%
9.6%
11.3%
8.7%
Q1 09
Q2 09
Q3 09
Q4 09
Q1 10
Q2 10
Q3 10

	Q1 09	Q2 09	Q3 09	Q4 09	Q1 10	Q2 10	Q3 10
Reported Growth	-2.8%	-3.4%	5.9%	14.5%	15.3%	12.5%	9.0%

Growth rates as compared to same period in prior year.

Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth is provided at the end of this presentation.

Alcon®

Balanced Global Contributions

Q3 2010 Sales by Geography



$357
Reported: +20.2%
Organic Growth: +19.2%
Emerging Markets 20.3%
$803
Reported: +9.5%
Organic Growth: +7.9%
U.S. 45.6%
Developed International 34.1%
$600
Reported: +2.7%
Organic Growth: +4.3%

(dollars in millions)

Growth rates as compared to same period in prior year.

Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth is provided at the end of this presentation.

Alcon®

Diversified Product Growth



Q3 Global Sales by Product Line
+14.2% Organic Growth
+15.0% Reported
+3.7% Organic Growth
+3.8% Reported
+8.8% Organic Growth
+8.8% Reported
$1,000
$800
$600
$400
$200
$0
(dollars in millions)
$659
$758
$739
$767
$216
$235
Pharmaceuticals
Surgical
Consumer
Q3 2009
Q3 2010

Growth rates as compared to same period in prior year.

Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth are provided at the end of this presentation.

Commercial Execution Driving Market Share Gains

RX Growth	Global August YTD		U.S. August YTD	
	Brand	Market	Brand	Market
TRAVATAN® Family	10.9%	6.7%	9.2%	2.9%
Azopt® + AZARGA®	16.5%	7.5%	7.9%	10.0%
Vigamox® *	10.1%	6.2%	-2.2%	-4.2%
NEVANAC®	39.5%	3.1%	14.9%	-0.4%
Patanol® + Pataday™	-1.7%	-9.6%	4.5%	3.3%
CIPRODEX® *	10.1%	10.2%	5.6%	3.3%

Source: Global-IMS U.S.-WK Health**

* Moxifloxacin, the active ingredient in **Vigamox®**, is licensed to Alcon by Bayer Schering Pharma. **CIPRODEX®** is a registered trademark of Bayer AG and licensed to Alcon by Bayer Schering Pharma.

** Top 32 countries

U.S. Cataract Procedure Growth Moderating


U.S. Cataract Procedure Growth
Market Scope estimates full-year 2010 U.S. cataract procedures will rise 2.7%
6.0%
4.0%
2.0%
0.0%
2.3%
2.1%
1.8%
4.9%
4.7%
1.3%
2.6%
Q1 09
Q2 09
Q3 09
Q4 09
Q1 10
Q2 10
Q3 10 Estimated

Source: Market Scope

Growth rates as compared to same period in prior year.

Increasing Penetration Key to AT-IOL Growth



AT-IOLs as a Percentage of Total U.S. IOLs Implanted
Rising utilization of both presbyopia-correcting and toric lenses are driving U.S. AT-IOL penetration
16%
14%
12%
10%
8%
11.2%
11.2%
10.8%
12.5%
12.8%
13.5%
Q1 09
Q2 09
Q3 09
Q4 09
Q1 10
Q2 10

Source: Market Scope

Durable Opportunity in International Markets

Developed International Organic Growth


25%
20%
15%
10%
5%
0%
8.5%
11.6%
8.5%
6.9%
5.6%
2006
2007
2008
2009
YTD Q3 2010

Emerging Market Organic Growth


25%
20%
15%
10%
5%
0%
18.8%
16.1%
18.1%
11.2%
18.7%
2006
2007
2008
2009
YTD Q3 2010

	2006	2007	2008	2009	YTD Q3 2010	2006	2007	2008	2009	YTD Q3 2010
Reported Growth	8.6%	19.9%	18.0%	3.7%	8.0%	21.0%	21.3%	21.5%	1.0%	24.3%

Growth rates as compared to same period in prior year.

Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth are provided at the end of this presentation.

2010 Key Late Stage R&D Pipeline Activity

2010 SUBMISSIONS		2010 APPROVALS	
FILED	**PENDING**	**RECEIVED**	**PENDING**
ALLEGRETTO™ EX-500 refractive laser (EU)	AcrySof® IQ Toric expanded diopter range (Japan)	Patanase® new indication (US)	TRAVATAN® Alternative Preservative System (EU)
TRAVATAN® Alternative Preservative System (EU)	ALLEGRETTO™ EX-500 refractive laser (US)	ACRYSERT® C (US/EU)	Moxifloxacin new formulation (US)
Moxifloxacin new formulation (US)	Ex-PRESS® ophthalmic glaucoma device (Japan)	DuoTrav® Alternative Preservative System (Japan)	NEVANAC® (Japan)
WaveLight® FS-200 femtosecond laser (US/EU)	New MPDS (EU)	AcrySof® IQ ReSTOR® Toric (EU)	AcrySof® IQ ReSTOR® +3.0 (Japan)
ALLEGRETTO WAVE® Eye-Q 400 Hz laser (Japan)		7500 cpm UltraVit™ Probe (US/EU)	WaveLight® FS-200 femtosecond laser (US)
Systane® BALANCE (EU)		WaveLight® FS-200 femtosecond laser (EU)	
AcrySof® IQ Toric expanded diopter range (US/EU)		Systane® BALANCE (US)	
DuoTrav® Alternative Preservative System (EU)		AcrySof® IQ Toric expanded diopter range (EU)	
Pataday® (Japan)		ALLEGRETTO™ EX-500 refractive laser (EU)	
New MPDS (US)			

Indicates activity since Q2 earnings call

Alcon®

Business Development Delivering Growth

Optonol Acquisition

- Further broadens Alcon's extensive glaucoma product offering
- Sales of Ex-PRESS® ophthalmic glaucoma device steadily building

DUREZOL® Acquisition

- Adds potent steroid to Alcon's anti-infective portfolio
- Integration exceeding expectations
  - Generating near-term sales momentum
  - 6.0% August 2010 U.S. market share vs. 1.3% August 2009

Leveraging Commercial Capabilities

DUREZOL® U.S. Market Share

August 2010 U.S. market share of 6.0% versus 1.3% in August 2009


8%
6%
4%
2%
0%
1.5%
1.6%
1.5%
1.7%
2.3%
3.2%
4.4%
6.0%
Jan-10
Feb-10
Mar-10
Apr-10
May-10
Jun-10
Jul-10
Aug-10

Source: WK Health

Exciting New Cataract Technology

LenSx Lasers Acquisition

- LenSx femtosecond laser improves key steps in cataract surgery
  - Uses technology to automate previously manual procedures
  - Micron-level laser precision and predictability
- Provides new growth driver to Alcon's leading cataract portfolio
  - Complementary procedure to phacoemulsification
  - Represents incremental revenue opportunity
- Limited product introduction in late 2010, full launch in 2011

Change of Majority Ownership

- Alcon remains an independent, publicly-traded company
- Potential opportunities to create value for Alcon
  - Within the framework of good corporate governance
  - Through arm's length negotiations
- Potential to leverage a leadership position in the total healthcare market
- Potential access to broad-based pharmaceutical research capability applicable to ophthalmology

Financial Review

Rick Croarkin
Senior Vice President, Finance and Chief Financial Officer

Sales

Q3 Sales

(dollars in millions)

+9.0% Reported

+8.7% Organic Growth



$1,850
$1,700
$1,550
$1,400
$1,614
$1,760
Q3 2009
Q3 2010

YTD Sales

(dollars in millions)

+12.2% Reported

+9.9% Organic Growth



$5,500
$5,000
$4,500
$4,000
$4,784
$5,367
YTD 2009
YTD 2010

Growth rates as compared to same period in prior year.

Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth is provided at the end of this presentation.

Gross Profit

Q3 Gross Profit

(dollars in millions)



$1,500
$1,300
$1,100
$900
+10.1%
$1,215
$1,338
Q3 2009
Q3 2010

% of Sales	75.3%	76.0%

Growth rate as compared to same period in prior year.

Change of Majority Ownership Expenses

	Q3 2010	YTD 2010
Other operating expenses	$ 133	$ 141
Tax effect	(20)	(20)
Impact to Net earnings	$ 113	$ 121
Impact to diluted EPS	$ 0.37	$ 0.40

(dollars in millions, except per share amounts)

Adjusted operating income, net income and diluted EPS measure the results of the company's operations without certain items that pertain only to the period presented. Management believes these measures are an important measure of the company's operations because they provide investors with a clearer picture of the core operations of the company. These measures are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Operating Income

Q3 Reported

(dollars in millions)



$800
$600
$400
$200
-14.4%
$578
$495
Q3 2009
Q3 2010

Q3 Adjusted

(dollars in millions)



$800
$600
$400
$200
+8.7%
$578
$628
Q3 2009
Q3 2010

	Reported Q3 2009	Reported Q3 2010	Adjusted Q3 2009	Adjusted Q3 2010
% of Sales	35.8%	28.1%	35.8%	35.7%

Growth rates as compared to same period in prior year.

Adjusted operating income measures the results of the company's operations without certain items that pertain only to the period presented. Management believes this measure is an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Alcon®

Operating Income

YTD Reported

(dollars in millions)



$2,500
$2,000
$1,500
$1,000
+10.2%
$1,724
$1,899
YTD 2009
YTD 2010

	YTD 2009	YTD 2010
% of Sales	36.0%	35.4%

YTD Adjusted

(dollars in millions)



$2,500
$2,000
$1,500
$1,000
+15.7%
$1,743
$2,016
YTD 2009
YTD 2010

	YTD 2009	YTD 2010
% of Sales	36.4%	37.6%

Growth rates as compared to same period in prior year.

Adjusted operating income measures the results of the company's operations without certain items that pertain only to the period presented. Management believes this measure is an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Net Earnings and Diluted EPS

Q3 Reported Net Earnings



(dollars in millions)
$700
$600
$500
$400
$300
-13.4%
EPS $1.71
$515
EPS $1.47
$446
Q3 2009
Q3 2010

% of Sales	Q3 2009	Q3 2010
Reported	31.9%	25.3%

Q3 Adjusted Net Earnings



(dollars in millions)
$700
$600
$500
$400
$300
+8.5%
EPS $1.71
$515
EPS $1.84
$559
Q3 2009
Q3 2010

% of Sales	Q3 2009	Q3 2010
Adjusted	31.9%	31.8%

Growth rates as compared to same period in prior year.

Adjusted operating income measures the results of the company's operations without certain items that pertain only to the period presented. Management believes this measure is an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Alcon®

Net Earnings and Diluted EPS

YTD Reported Net Earnings

(dollars in millions)



$2,250
$1,750
$1,250
$750
+9.0%
EPS $5.15
$1,549
EPS $5.56
$1,689
YTD 2009
YTD 2010

YTD Adjusted Net Earnings

(dollars in millions)



$2,250
$1,750
$1,250
$750
+16.1%
EPS $5.20
$1,563
EPS $5.97
$1,815
YTD 2009
YTD 2010

	YTD 2009	YTD 2010
% of Sales (Reported)	32.4%	31.5%
% of Sales (Adjusted)	32.7%	33.8%

Growth rates as compared to same period in prior year.

Adjusted operating income measures the results of the company's operations without certain items that pertain only to the period presented. Management believes this measure is an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Raising 2010 Full Year Adjusted EPS Guidance

- **Organic growth in the high single digits**
- **Diluted earnings per share:**

Adjusted EPS guidance	**$7.58 - $7.68**

- ***Includes on-going U.S. health care reform costs***
  - ***$20 million full-year sales impact***
  - ***$0.06 full-year diluted EPS impact***
- ***Project and deal timing will raise R&D spending versus Q3 2010***
- ***Excludes:***
  - ***$21 million after-tax benefit related to a change in estimate for accrued royalties***
  - ***$25 million tax charge due to loss of U.S. deductibility of retiree medical benefits as a result of U.S. health care reform***
  - ***Costs related to change of majority ownership to and/or merger with Novartis***
- ***Assumes retroactive renewal of R&E tax credit in Q410***

Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years.


OCCASVS
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Alcon



Third Quarter 2010 Webcast

October 21, 2010

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
(in millions, except per share data)

	Operating Income			
	Q3 2010	Q3 2009	Growth %	Q3 2010 % of Sales
As Reported	$ 495	$ 578	-14.4%	28.1%
Change-in-Control Expenses	133	--		
As Adjusted	**$ 628**	**$ 578**	**8.7**	**35.7**

	Net Earnings		
	Q3 2010	Q3 2009	Growth %
As Reported	$ 446	$ 515	-13.4%
Change-in-Control Expenses	113	--	
As Adjusted	**$ 559**	**$ 515**	**8.5**

	Diluted EPS		
	Q3 2010	Q3 2009	Growth %
As Reported	$ 1.47	$ 1.71	-14.0%
Change-in-Control Expenses	0.37	--	
As Adjusted	**$ 1.84**	**$ 1.71**	**7.6**

Note: Adjusted operating income, net earnings and adjusted diluted EPS measure the results of the company's operations without certain items that did not pertain to the comparable period. Management believes these measures are an important measure of the company’s operations because they provide investors with a clearer picture of the core operations of the company. These measures are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
(in millions, except per share data)

Operating Income

	YTD 2010	Q3 2009	Growth %	YTD 2010 % of Sales
As Reported	$ 1,899	$ 1,724	10.2%	35.4%
Change-in-Control Expenses	141	--		
Change in Royalty Adjustment	(24)	--		
Reduction in Force	--	19		
As Adjusted	**$ 2,016**	**$ 1,743**	**15.7**	**37.6**

Net Earnings

	YTD 2010	Q3 2009	Growth %
As Reported	$ 1,689	$ 1,549	9.0%
Change-in-Control Expenses	121	--	
Change in Royalty Adjustment	(21)	--	
U.S. Healthcare Reform *	26	--	
Reduction in Force	--	14	
As Adjusted	**$ 1,815**	**$ 1,563**	**16.1**

Note: Adjusted operating income and net earnings measure the results of the company's operations without certain items that did not pertain to the comparable period. Management believes these measures are an important measure of the company's operations because they provide investors with a clearer picture of the core operations of the company. These measures are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

* Related to a change in the tax treatment of retiree medical benefits in the United States.

Alcon®

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
(in millions, except per share data)

	Diluted EPS		
	YTD 2010	**Q3 2009**	**Growth %**
As Reported	$ 5.56	$ 5.15	8.0%
Change-in-Control Expenses	0.40	--	
Change in Royalty Adjustment	(0.08)	--	
U.S. Healthcare Reform *	0.09	--	
Reduction in Force	--	0.05	
As Adjusted	**$ 5.97**	**$ 5.20**	**14.8**

Note: Adjusted diluted EPS measures the results of the company's operations without certain items that did not pertain to the comparable period. Management believes this measure is an important measure of the company’s operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

* Related to a change in the tax treatment of retiree medical benefits in the United States.

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures

Total Global Sales	Reported Change		Foreign Currency Change		Acquisition Change		Organic Change	
Q1 2009	(2.8)	%	(7.6)	%	--	%	4.8	%
Q2 2009	(3.4)		(6.7)		--		3.3	
Q3 2009	5.9		(3.1)		--		9.0	
Q4 2009	14.5		6.0		--		8.5	
Q1 2010	15.3		5.5		0.2		9.6	
Q2 2010	12.5		0.8		0.4		11.3	
Q3 2010	9.0		(0.4)		0.7		8.7	

Note: Organic change presents sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
(in millions)

	Three Months Ended September 30, 2010	Three Months Ended September 30, 2009	Change	Foreign Currency Change	Acquisition Change	Organic Change
Sales by Product Line:						
Pharmaceutical	$ 758	$ 659	15.0%	(0.8)%	1.6%	14.2%
Surgical	767	739	3.8	(0.1)	0.2	3.7
Consumer Eye Care	235	216	8.8	--	--	8.8
Total Global Sales	**$ 1,760**	**$ 1,614**	**9.0**	**(0.4)**	**0.7**	**8.7**

	Three Months Ended September 30, 2010	Three Months Ended September 30, 2009	Change	Foreign Currency Change	Acquisition Change	Organic Change
Sales by Geography:						
United States	$ 803	$ 733	9.5%	--%	1.6%	7.9%
Developed international	600	584	2.7	(1.6)	--	4.3
Emerging markets	357	297	20.2	1.0	--	19.2
Total Global Sales	**$ 1,760**	**$ 1,614**	**9.0**	**(0.4)**	**0.7**	**8.7**

Note: Organic change calculates sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform to current year presentation.

Alcon®

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures

Developed International Sales	Reported Change		Foreign Currency Change		Acquisition Change		Organic Change	
2006	8.6	%	0.1	%	--	%	8.5	%
2007	19.9		7.5		0.8		11.6	
2008	18.0		6.7		2.8		8.5	
2009	3.7		(3.2)		--		6.9	
YTD Q3 2010	8.0		2.3		0.1		5.6	

Emerging Market Sales	Reported Change		Foreign Currency Change		Acquisition Change		Organic Change	
2006	21.0	%	2.2	%	--	%	18.8	%
2007	21.3		5.2		--		16.1	
2008	21.5		3.4		--		18.1	
2009	1.0		(10.2)		--		11.2	
YTD Q3 2010	24.3		5.6		--		18.7	

Note: Organic change presents sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures

Q3 2010 Sales	Reported Change		Foreign Currency Change		Acquisition Change		Organic Change	
Emerging markets	20.2	%	1.0	%	--	%	19.2	%
Advanced technology intraocular lenses	13.5		(0.1)		--		13.6	

YTD 2010 Sales	Reported Change		Foreign Currency Change		Acquisition Change		Organic Change	
Total Global Sales	12.2	%	1.9	%	0.4	%	9.9	%

Note: Organic change presents sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.